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                               March 16, 2021

       Richard A. Gonzalez
       Chairman of the Board and Chief Executive Officer
       AbbVie Inc.
       1 North Waukegan Road
       North Chicago, IL 60064-6400

                                                        Re: AbbVie Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Response Letter
Filed January 15, 2021
                                                            File No. 001-35565

       Dear Mr. Gonzalez:

              We have reviewed your January 15, 2021 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 22, 2020 letter.

       Form 10-K for the fiscal year ended December 31, 2019

       Exhibits

   1. We note your response to our prior comment 3. In addition, please also revise your disclosure in future
filings to clearly state whether the forum selection provision applies to actions arising under
the Securities Act or Exchange Act.
              You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
       have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.




                               Sincerely,
 Richard A. Gonzalez
AbbVie Inc.
March 16, 2021
Page 2

FirstName LastNameRichard A. Gonzalez
                                        Division of Corporation Finance
Comapany NameAbbVie Inc.
                                        Office of Life Sciences
March 16, 2021 Page 2
cc:       Steven Scrogham
FirstName LastName